[letterhead of Marvel Entertainment, Inc.]

June 7, 2006

United States Securities and Exchange Commission

Division of Corporate Finance

Washington, D.C.   20549

Attn: Larry Spirgel, Assistant Director

Re:	Marvel Entertainment, Inc.
Form 10-K for the fiscal year ended December 31, 2005

Dear Mr. Spirgel:

Reference is made to the comments of the Staff of the Securities and Exchange Commission (the “SEC or the “Staff”) with respect to the above-referenced annual report on Form 10-K (the “10-K”) in the letter (the “Comment Letter”) dated May 10, 2006, addressed to me as Chief Financial Officer of Marvel Entertainment, Inc. (the “Company”). The Comment Letter was postmarked May 15, 2006 and delivered sometime between Thursday, May 18 and Tuesday, May 23, but I was out of the office for those four business days and the Comment Letter was opened only on May 24. The Company phoned the Staff on May 24 to explain that the Comment Letter had just been received. On May 25, Michael Henderson of the Staff returned the Company’s call and asked the Company to respond to the Comment Letter by June 9, 2006.

The Staff’s comments in the Comment Letter are copied below in bold type for your reference, and are followed by the Company’s response. The captions below correspond to those used in the Comment Letter.

2. Summary of Significant Accounting Policies, page F-12

SEC Comment:

1.

We note that since April 1, 2004 you consolidate the operations of the Joint Venture due to modifications on the distributions of net receipts from the joint venture that entitled the company to receive more than 50% of the cash generated by the joint venture. Addressing the relevant accounting literature please tell us all the factors you considered in your conclusion to consolidate the Joint Venture.

Response:

The Company and Sony Pictures Entertainment Inc. (“Sony Pictures”) have formed a joint venture named Spider-Man Merchandising L.P. (the “Joint Venture”). The Joint Venture’s business is the pursuit of merchandise licensing opportunities relating to characters based on movies and television shows featuring Spider-Man and produced by Sony Pictures. Prior to April 1, 2004, the Company did not control the core operations of the Joint Venture and the Company was not entitled to more than 50% of the economic benefit of the Joint Venture. Effective April 1, 2004, pursuant to an amendment to the license agreement whose terms govern the Joint Venture, the Company gained control over the core operations of the Joint Venture (control over certain other functions of the Joint Venture, such as product approval, is shared between the Company and Sony Pictures) and the Company also became entitled to receive more than 50% of the economic benefit of the Joint Venture. Those changes led the Company to conclude that it was proper to consolidate the operations of the Joint Venture effective April 1, 2004 pursuant to the guidance under Statement of Financial Accounting Standards No. 94 (“SFAS 94”), Consolidation of all Majority Owned Subsidiaries, an amendment of ARB No. 51, with related amendments of APB Opinion No. 18 and ARB No. 43, Chapter 12.

Pursuant to SFAS 94, and as originally expressed in Accounting Research Bulletin No. 51, consolidated financial statements are usually necessary when one of the companies in a group directly or indirectly has a “controlling financial interest” in the other companies except in certain limited cases (e.g., where the control is temporary). SFAS 94 amends ARB 51 to read, in part, “The usual condition for a controlling financial interest is ownership of a majority voting interest.”

Although ownership of the Joint Venture remains evenly divided between the Company and Sony Pictures, the Company believes that its control over the Joint Venture’s core operations and its entitlement to more than 50% of the economic benefit of the Joint Venture (both effective April 1, 2004) are, together, tantamount to a “controlling financial interest” as that term is used in SFAS 94. Because that control and that entitlement are not temporary and because no other exceptions to consolidation under SFAS 94 are applicable, the Company has concluded that consolidation effective April 1, 2004 is required under SFAS 94.

The Company has also considered the guidance provided under Emerging Issues Task Force No. 96-16, Investor’s Accounting for an Investee When the Investor Has a Majority of the Voting Interest but the Minority Shareholder or Shareholders Have Certain Approval or Veto Rights (“EITF 96-16”).  Under EITF 96-16, the presumption of consolidation by an investor with a majority voting interest in its investee is overcome if the investee’s minority shareholder(s) have “substantive participating rights” rather than having only “protective” rights. Pursuant to EITF 96-16, rights are considered substantive participating rights if they enable the minority shareholder to effectively participate in decisions that are significant factors in directing and carrying out the activities of the business. Although Sony Pictures maintains veto rights in certain non-core areas such as product approvals (as noted above), effective April 1, 2004, Sony Pictures does not have decision-making authority in significant factors in directing and carrying out the activities of the Joint Venture. The Company believes that Sony Pictures’ Joint Venture rights are protective in nature as that term is used in EITF 96-16 and that, as a result, the Company’s consolidation of the Joint Venture is not precluded under EITF 96-16.

12. Commitments and Contingencies, page F-31

SEC Comment:

2.	Please provide us with more details of settlement with Tribune. In addition please tell us why you have not disclosed the results of the Stan Lee litigation in the notes.

Response:

With regard to Tribune:

The November 30, 2005 Tribune settlement consisted solely of a lump sum cash payment from the Company to Tribune, in exchange for a release from all alleged liability. All but $325,000 of the settlement amount had been reserved by the Company during 2004, and therefore, the late 2005 settlement – when the reserve was adjusted to equal the settlement amount – had no material impact on the Company’s financial condition as of December 31, 2005 or the results of its operations or cash flows for the year then ended. In accordance with the terms of the settlement, the Company paid the settlement amount as a lump sum in January 2006.

With regard to the Stan Lee litigation:

The Company disclosed the effect of the Stan Lee litigation in Note 10 (Quarterly Financial Data) to the condensed consolidated financial statements contained in the10-K. That note includes the following: “*Quarterly financial data for the quarter ended March 31, 2005 include a charge to operations of $10 million associated with the settlement of litigation with Stan Lee.” Because the Stan Lee litigation was not a commitment or contingency at the end of the period covered by the 10-K, the disclosure appeared only in Note 10 and not in Note 12 (Commitments and Contingencies).

The $10 million charge referred to in the 10-K was disclosed as a commitment/ contingency in the Company’s Quarterly Report on Form 10-Q for the period ended March 31, 2005. The condensed consolidated financial statements in that report included the following in Note 8 (Commitments and Contingencies):

“Stan Lee v. Marvel. On November 12, 2002, Stan Lee commenced an action in the United States District Court for the Southern District of New York, alleging claims for breach of his November 1, 1998 lifetime employment agreement. Mr. Lee claimed the right to a 10% profit participation in connection with all film and television productions that utilize Marvel characters. On April 20, 2005, the Company and Mr. Lee settled all disputes related to all prior and future periods in exchange for a lump sum payment due

May 2005. The results of operations for the quarter ended March 31, 2005 included a charge of $10 million to increase previously established reserves, which were established for amounts Mr. Lee claimed to be owed for prior periods.”

If you or any other member of the Staff has any further questions or comments concerning the foregoing responses or the 10-K, please contact me at (212) 576-8538. Thank you for your attention.

Very truly yours,

/s/ Kenneth P. West
Executive Vice President and
Chief Financial Officer

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